FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 20, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

INTERIM 2005 FINANCIAL RESULTS

Moscow, Russia – September 16, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the six months ended June 30, 2005.

During the first half of 2005, Wimm-Bill-Dann’s sales rose 17.5% to US$681.7, compared to US$580.4 million in the first six months of 2004. Gross profit increased 16.7% compared to the same period last year, while gross margins remained flat at 27.5%. Adjusted EBITDA* increased 11.4% year-on-year from US$50.8 million to US$56.6 million. Adjusted EBITDA margin* decreased to 8.3% from 8.8%. Net income decreased to US$8.3 million in the first half of 2005 from US$12.9 million in the first six months of 2004.

Key Operating and Financial Indicators of 1H 2005

	1H 2005	1H 2004	Change
	US$ ‘mln	US$ ‘mln
Sales	681.7	580.4	17.5%
Dairy	479.5	399.1	20.1%
Beverages	159.5	151.3	5.4%
Baby Food	42.6	30.0	42.0%
Gross Profit	187.8	160.9	16.7%
Selling and distribution expenses	(98.3)	(84.7)	16.1%
General and administrative expenses	(53.5)	(44.4)	20.5%
Operating income	30.8	29.0	6.2%
Financial income and expenses, net	(10.3)	(7.1)	45.1%
Net income	8.3	12.9	(35.7)%
Adjusted EBITDA*	56.6	50.8	11.4%
CAPEX including acquisitions	38.9	32.9	18.2%

* Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Sales in the Dairy Segment increased 20.1% from US$399.1 million in the first six months of 2004 to US$479.5 million in the first six months of 2005, while the average selling price rose 13.7% from US$0.73 per 1 kg in the first half of 2004 to US$0.83 per 1 kg in the same period of 2005. This increase was primarily driven by ruble price increases. Gross margin in the Dairy Segment declined from 24.1% in the first six months of 2004 to 23.8% in the same period of 2005. This change was primarily driven by the increase in raw materials costs and stronger demand for raw milk intensive traditional products in the regions.

Sales in the Beverages Segment, which is comprised of the juice and water divisions, increased 5.4% from US$151.3 million in the first six months of 2004 to US$159.5 million in the same period of 2005, while the average selling price increased 9.4% from US$0.64 per liter in the first six months of 2004 to US$0.70 per liter in the same period of 2005 primarily due to ruble price increases. Gross margin in the Beverages Segment increased to 36.0% in the first half 2005 from 35.3% in the same period last year.

Sales in the Baby Food Segment increased 42.0% from US$30.0 million in the first six months of 2004 to US$42.6 million in the first six months of 2005, while the average selling price rose 19.4% from US$1.24 per 1 kg in the first half of 2004 to US$1.48 per 1 kg in the same period of 2005. This increase was primarily driven by an increase in the average ruble selling price and an increased proportion of higher priced products in the overall product mix. Gross margins in the Baby Food Segment practically remained flat at 37.9%.

Selling and distribution expenses as a percentage of sales decreased y-o-y from 14.6% to 14.4%. Advertising and marketing expenses decreased as a percentage of sales from 4.7% in the first six months of 2004 to 4.6% in the first half of 2005. General and administrative expenses as a percentage of sales practically remained flat at 7.8%. Other operating expenses increased from US$2.7 million to US$5.1 million year-on-year mainly as a result of a loss on fixed assets disposals.

Financial expenses in the first six months of 2005 increased to US$10.3 million compared to US$7.1 million in the same period of 2004 mainly due to the foreign currency translation gain decreasing from US$4.3 million to US$1.5 million in the first half of 2005. Interest expenses stayed almost flat at US$11.4 million.

Net income decreased by 35.7% as a result of the above factors and a higher effective tax rate caused by a specific valuation allowance associated with tax losses carried forward in one of the subsidiaries.

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	6 months ended June 30, 2005		6 months ended June 30, 2004
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	8.3	1.2%	12.9	2.2%

Add: Depreciation and amortization	25.8	3.8%	21.8	3.7%

Add: Income tax expense	10.9	1. 6%	7.4	1.3%

Add: Interest expense	11.4	1. 7%	11.4	2.0%

Less: Interest income	(0.7)	0.1%	(0.8)	0.1%

Less: Currency remeasurement gains, net	(1.5)	0.2%	(4.3)	0.8%

Add: Bank charges	0.9	0.1%	0.7	0.2%

Add: Other financial expenses (gain)	0.1	0.0%	0.0	0.0%

Add: Minority interest	1.4	0.2%	1.7	0.3%

Adjusted EBITDA	56.6	8.3%	50.8	8.8%

Adjusted EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We present Adjusted EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe Adjusted EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Since we adjust EBITDA for recurring items in order to calculate Adjusted EBITDA, we particularly caution users that Adjusted EBITDA is not an alternative to net income, operating income or any other GAAP measure, nor to EBITDA.  Moreover, other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Six months ended June 30,
	2005	2004

Sales	$681,681	$580,426

Cost of sales	(493,929)	(419,565)

Gross profit	187,752	160,861

Selling and distribution expenses	(98,339)	(84,680)
General and administrative expenses	(53,468)	(44,444)
Other operating expenses, net	(5,099)	(2,700)

Operating income	30,846	29,037

Financial income and expenses, net	(10,301)	(7,060)

Income before provision for income taxes and minority interest	20,545	21,977

Provision for income taxes	(10,916)	(7,368)

Minority interest	(1,366)	(1,739)

Net income	$8,263	$12,870

Other comprehensive income, net of tax

Currency translation adjustment	(12,216)	4,793

Comprehensive (loss) income	$(3,953)	$17,663

Net income per share - basic and diluted:	$0.19	$0.29

Weighted average number of shares outstanding	44,000,000	44,000,000

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	June 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$49,230	$23,791
Trade receivables, net	59,643	62,210
Inventory	126,796	102,039
Taxes receivable	75,758	85,578
Advances paid	16,537	19,494
Net investment in direct financing leases	2,598	2,109
Deferred tax asset	7,479	6,265
Other current assets	6,836	7,145
Total current assets	344,877	308,631
Non-current assets:
Property, plant and equipment, net	435,871	440,096
Intangible assets	2,523	2,251
Goodwill	25,790	26,291
Net investment in direct financing leases – long-term portion	3,767	3,895
Long-term investments	1,750	2,417
Deferred tax asset – long-term portion	6,571	7,001
Other non-current assets	3,507	5,506
Total non-current assets	479,779	487,457
Total assets	$824,656	$796,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$76,086	$62,400
Advances received	4,089	3,492
Short-term loans	36,119	17,554
Long-term loans – current portion	6,341	936
Long-term notes payable – current portion	50,043	—
Taxes payable	15,127	13,281
Accrued liabilities	15,874	14,691
Government grants – current portion	2,253	2,329
Other payables	33,211	29,615
Total current liabilities	239,143	144,298
Long-term liabilities:
Long-term loans	2,581	7,120
Long-term notes payable	150,000	201,709
Other long-term payables	34,463	39,294
Government grants – long-term portion	3,846	5,156
Deferred taxes – long-term portion	10,578	10,268
Total long-term liabilities	201,468	263,547
Total liabilities	440,611	407,845
Minority interest	17,082	17,327
Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at June 30, 2005 and December 31, 2004	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	31,689	43,905
Retained earnings	141,234	132,971
Total shareholders’ equity	$366,963	$370,916
Total liabilities and shareholders’ equity	$824,656	$796,088

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows  (unaudited)

(Amounts in thousands of U.S. dollars)

	Six months ended June 30,
	2005	2004
Cash flows from operating activities:
Net income	$8,263	$12,870
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	1,366	1,739
Depreciation and amortisation	25,763	21,785
Currency remeasurement loss (gain) relating to bonds payable, long-term payables and investments	1,047	(3,496)
Obsolescence and net realizable value expense	1,075	2,214
Provision for doubtful accounts	598	3,277
Loss on disposal of property, plant and equipment	1,566	696
Earned income on net investment in direct financing leases	(127)	(243)
Deferred tax benefit	(138)	(2,987)
Non-cash rental received	1,199	1,187
Write off of long-term investments	901	—
Write off of trade receivables	1,353	385
Amortisation of bonds issue expenses	527	513
Other	(431)	661
Changes in operating assets and liabilities:
Increase in inventories	(23,898)	(11,212)
(Increase) decrease in trade accounts receivable	(1,206)	47
Decrease (increase) in advances paid	2,387	(363)
Decrease in taxes receivable	3,781	9,823
Decrease (increase) in other current assets	80	(1,669)
Increase in trade accounts payable	15,377	22,151
Increase in advances received	727	150
Increase (decrease) in taxes payable	5,759	(3,186)
Increase in accrued liabilities	2,177	1,909
Increase in other current payables	3,915	1,841
Increase in other long-term payables	350	260
Total cash provided by operating activities	$52,411	58,352
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(2,026)	$(3,945)
Cash paid for property, plant and equipment	(33,882)	(30,745)
Cash paid for acquisition of investments	(483)	(1,047)
Proceeds from disposal of property, plant and equipment	3,217	1,220
Proceeds from disposal of investments	557	—
Cash paid for net investments in direct financing leases	(1,281)	(1,331)
Cash received from other long-term assets	396	—
Total cash used in investing activities	(33,502)	(35,848)
Cash flows from financing activities:
Short-term loans and notes, net	15,560	5,297
Proceeds from long-term loans	1,830	—
Repayment of long-term loans	(419)	(829)
Repayment of long-term payables	(7,685)	(8,599)
Total cash provided by (used in) financing activities	9,286	(4,131)
Total cash provided by operating, investing and financing activities	28,195	18,373
Impact of exchange rate differences on cash and cash equivalents	(2,756)	437
Net increase in cash and cash equivalents	25,439	18,810
Cash and cash equivalents, at beginning of period	23,791	40,264
Cash and cash equivalents, at the end of period	$49,230	$59,074

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

109028 Russia

Phone: +7 095 733 9726/9727

Mobile: + 7 095 762 2387

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 27 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004– Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003– Small & Mid cap - at the first annual IR Russia Awards Ceremony held in Moscow last year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	September 20, 2005